Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

May 3, 2018

VIA SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
The Toronto Stock Exchange

Denison Mines Corp. - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Denison Mines Corp. (the “Corporation”) held on May 3, 2018.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

The seven nominees set forth in the Corporation’s 2018 Management Proxy Circular dated March 22, 2018 (the “Circular”) were elected as directors of the Corporation by majority vote cast. The matter was voted upon by ballot at the Meeting and the outcome of voting was as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld
W. Robert Dengler	217,176,845	99.05%	2,088,378	0.95%
Brian D. Edgar	216,933,142	98.94%	2,332,081	1.06%
Ron F. Hochstein	172,033,712	78.46%	47,231,511	21.54%
Kwang Hee Jeong	217,455,474	99.17%	1,809,749	0.83%
Lukas H. Lundin	172,614,771	78.72%	46,650,452	21.28%
William A. Rand	217,146,375	99.03%	2,118,848	0.97%
Catherine Stefan	216,897,854	98.92%	2,367,369	1.08%

Item 2: Appointment of Auditors

By majority vote cast by show of hands, PricewaterhouseCoopers LLP was appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until its successor is appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditor. If a ballot had been taken, based upon proxy votes by Shareholders received by the Corporation, the voting results on the appointment of the auditors would have been as follows:

Votes For	% For	Votes Withheld	% Withheld
297,516,927	98.68%	3,976,866	1.32%

Item 3: Share Unit Plan

By majority vote cast by show of hands, the Corporation’s Share Unit Plan (the “Share Unit Plan Resolution”), the full text of which is set out on page 13 of the Circular, was ratified and confirmed. If a ballot had been taken, based upon proxy votes by Shareholders received by the Corporation, the voting results on the Share Unit Plan Resolution would have been as follows:

Votes For	% For	Votes Against	% Against
180,166,733	82.17%	39,087,722	17.83%

Item 4: Previous Grants of Share Units under the Share Unit Plan

By majority vote cast by show of hands, the previous grant of share units under the Corporation’s Share Unit Plan (the “Prior Grant Resolution”), the full text of which is set out on page 14 of the Circular, were ratified and confirmed. If a ballot had been taken, based upon proxy votes by Shareholders received by the Corporation, the voting results on the Prior Grant Resolution would have been as follows:

Votes For	% For	Votes Against	% Against
183,983,499	83.91%	35,273,656	16.09%

Item 5: Advisory Vote on Executive Compensation

By majority vote cast by show of hands, a non-binding advisory resolution accepting the Corporation’s approach to executive compensation (the “Executive Compensation Resolution”), the full text of which is set out on page 12 of the Circular, was approved. If a ballot had been taken, based upon proxy votes by Shareholders received by the Corporation, the voting results on the Executive Compensation Resolution would have been as follows:

Votes For	% For	Votes Against	% Against
167,158,690	76.24%	52,097,245	23.76%

DENISON MINES CORP.
By:
_(signed) “Amanda Willett”_____

Amanda Willett

Corporate Counsel & Corporate Secretary